Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Share Dividends
The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the periods shown (in thousands, except ratio amount):

	Year Ended December 31,
	2016	2015	2014	2013	2012
Income before income taxes	$78,705	$70,103	$61,489	$46,973	$27,915
Add:
Interest expense (including amortization of capitalized interest)	31,846	31,856	27,357	25,780	20,976
Portion of rental expense representing interest	2,141	2,041	1,371	1,102	349
Total earnings	$112,692	$104,000	$90,217	$73,855	$49,240
Fixed charges and preferred share dividends:
Interest expense (including amortization of capitalized interest)	$31,846	$31,856	$27,357	$25,780	$20,976
Portion of rental expense representing interest	2,141	2,041	1,371	1,102	349
Preferred share dividends	9,688	9,688	9,688	9,688	4,413
Total fixed charges and preferred share dividends	$43,675	$43,585	$38,416	$36,570	$25,738
Ratio of earnings to combined fixed charges and preferred share dividends	2.6	2.4	2.3	2.0	1.9

On July 17, 2012, we issued 5,000,000 of our 7.75% Series A Cumulative Redeemable Preferred Shares and accordingly preferred share dividends from that date through December 31, 2016 are included in the calculation of ratio of earnings to combined fixed charges and preferred share dividends.